UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          ENCYSIVE PHARMACEUTICALS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.005 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    29256X107
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                                 (CUSIP number)
                             Margaret M. Foran, Esq.
                                   Pfizer Inc.
                              235 East 42nd Street
                               New York, NY 10017
                              Phone (212) 573-2323

                                 with a copy to:

                             Raymond O. Gietz, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
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            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  April 1, 2008
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

-------------------------------------            -------------------------------
CUSIP No. 226406106                      13D                 Page 2
-------------------------------------            -------------------------------

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1.   NAME OF REPORTING PERSON:                  PFIZER INC.

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)[X]
                                                                        (b)[_]
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3.    SEC USE ONLY

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4.   SOURCE OF FUNDS:                     WC

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5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEM
     2(d) OR 2(e):                                                      [_]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:                  Delaware

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                    7.   SOLE VOTING POWER:                 67,688,555
                                                            (See Item 5)
NUMBER OF         --------------------------------------------------------------
SHARES              8.   SHARED VOTING POWER:               -0-
BENEFICIALLY
OWNED BY          --------------------------------------------------------------
EACH                9.   SOLE DISPOSITIVE POWER:            67,688,555
REPORTING                                                   (See Item 5)
PERSON WITH       --------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER:          -0-

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  67,688,555
                                                                    (See Item 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          83.61%
                                                                  (See Item 5)
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14.  TYPE OF REPORTING PERSON:                              CO

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


-------------------------------------            -------------------------------
CUSIP No. 226406106                      13D                 Page 3
-------------------------------------            -------------------------------

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1.   NAME OF REPORTING PERSON:                  EXPLORER ACQUISITION CORP.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)[X]
                                                                        (b)[_]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:                     AF

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEM
     2(d) OR 2(e):                                                      [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:                  Delaware

--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER:                 67,688,555
                                                            (See Item 5)
NUMBER OF         --------------------------------------------------------------
SHARES              8.   SHARED VOTING POWER:               -0-
BENEFICIALLY
OWNED BY          --------------------------------------------------------------
EACH                9.   SOLE DISPOSITIVE POWER:            67,688,555
REPORTING                                                   (See Item 5)
PERSON WITH       --------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER:          -0-

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  67,688,555
                                                                    (See Item 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          83.61%
                                                                  (See Item 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:                              CO

--------------------------------------------------------------------------------

        This statement on Schedule 13D is filed by Pfizer Inc. ("Pfizer"), and its wholly-owned subsidiary, Explorer Acquisition Corp. ("Explorer" or the "Purchaser"), and relates to the common stock, including the associated preferred stock purchase rights ("Common Stock"), $0.005 par value per share, of Encysive Pharmaceuticals Inc., a Delaware corporation ("Encysive" or the "Company").


ITEM 1.     SECURITY AND ISSUER.


        The title and class of equity securities to which this statement on
Schedule 13D relates is the Common Stock of the Company. The Company's principal executive offices are located at 4848 Loop Central Drive, Suite 700 Houston, Texas 77081.


ITEM 2.     IDENTITY AND BACKGROUND.


        (a) - (c) and (f) This statement on Schedule 13D is being filed by Pfizer, a Delaware corporation, and Explorer, a Delaware corporation. Pfizer and Explorer are sometimes herein referred to collectively as the "Reporting Persons," and each as a "Reporting Person." The principal executive offices of Pfizer and Explorer are located at 235 East 42nd Street, New York, NY 10017. Pfizer is a research-based, global pharmaceutical company. Explorer was formed by Pfizer to acquire Encysive and has not conducted any unrelated activities since its organization.

          Set forth on Schedule I to this statement on Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Pfizer and Explorer:

          (1)  name;

          (2)  business address;

          (3) principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

          (4)  citizenship

        (d) - (e) During the past five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the directors and executive officers of the Reporting Persons, (1) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, U.S. federal and state securities laws or finding any violations with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


        The information set forth in Section 9 entitled "Source and Amount of Funds" of the Offer to Purchase (as defined in Item 4) is incorporated herein by reference.


ITEM 4.     PURPOSE OF TRANSACTION.

        (a) - (j) The Reporting Persons and Encysive entered into an Agreement and Plan of Merger, dated February 20, 2008 (the "Merger Agreement"), for the purposes of the Reporting Persons' acquisition of all of the issued and outstanding shares of Common Stock (the "Shares"). Pursuant to the Merger Agreement, Pfizer and Explorer commenced a tender offer (the "Offer") to purchase all of the outstanding Shares at a purchase price of $2.35 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 4, 2008 (the "Offer to Purchase"), incorporated by reference from Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed by Explorer and Pfizer with the Securities and Exchange Commission (the "Commission") on March 4, 2008 (as amended, the "Schedule TO"), and the related Letter of Transmittal, incorporated by reference from Exhibit (a)(1)(B) of the Schedule TO. After consummation of the Offer, the Merger Agreement provides that Explorer will be merged (the "Merger") with and into Encysive, with Encysive surviving the Merger as a wholly-owned subsidiary of Pfizer. Each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Encysive, Pfizer or their wholly-owned subsidiaries, all of which will be cancelled and retired and shall cease to exist, or by stockholders who exercise appraisal rights under Delaware law), will be converted in the Merger into the right to receive $2.35 per Share, without interest and less any required withholding taxes.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Price Range of Shares; Dividends," "Certain Effects of the Offer," "Background of the Offer; Past Contacts or Negotiations," "Purpose of the Offer; Plans for Encysive," "The Merger Agreement" and "Dividends and Distributions" is incorporated herein by reference.

        Except as set forth in this statement (including any information incorporated by reference) and in connection with the transaction described above, none of the Reporting Persons has any plan or proposal that related to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 to the Schedule 13D.

ITEM 5.     INTERESTS IN THE SECURITIES OF THE PURCHASER.


        (a) and (b) As a result of purchases of Shares pursuant to the Offer, on April 11, 2008, Pfizer and Explorer beneficially own an aggregate 67,688,555 shares (the "Shares") of Common Stock, representing 83.61% of the outstanding shares of Common Stock (based upon 80,955,060 Shares issued and outstanding as of March 28, 2008, as reported to the Reporting Persons by Encysive). Pfizer and Explorer each have sole voting and dispositive power of all the Shares by virtue of the fact that Explorer, the record holder of the Shares, is a wholly-owned subsidiary of Pfizer.


        (c) On April 1, 2008, Explorer accepted 61,765,295 Shares for purchase, representing the number of Shares properly tendered and not withdrawn as of the initial expiration date for the Offer (excluding Shares subject to notices of guaranteed delivery). Pursuant to the subsequent offering period that is scheduled to expire on April 14, 2008 at 5:00 p.m., New York City time, as well as Shares delivered pursuant to notices of guaranteed delivery, Explorer purchased the following number of Shares on the following dates at the offer price of $2.35 per Share:

        -----------------------------------------------------
        DATE:                      NUMBER OF SHARES:
        -----------------------------------------------------
        April 1, 2008              166,666
        -----------------------------------------------------
        April 2, 2008              914,512
        -----------------------------------------------------

        -----------------------------------------------------
        April 3, 2008              1,809,663
        -----------------------------------------------------
        April 4, 2008              576,170
        -----------------------------------------------------
        April 7, 2008              2,203,420
        -----------------------------------------------------
        April 8, 2008              29,407
        -----------------------------------------------------
        April 9, 2008              12,628
        -----------------------------------------------------
        April 10, 2008             210,794
        -----------------------------------------------------

        (d) Except as set forth in this Schedule 13D, none of the Reporting Parties has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by the Schedule 13D.


        (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


        The information provided in Item 4 of this Schedule 13D is incorporated herein by reference.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit No.                           Description
         -----------                           -----------
         Exhibit 1 Agreement and Plan of Merger dated as of February 20, 2008 among Encysive Pharmaceuticals Inc., Pfizer Inc. and Explorer Acquisition Corp. (incorporated herein by reference to Exhibit
                             (d)(1) to the Schedule TO filed by Pfizer Inc. with the Securities and Exchange Commission on March 4, 2008, as amended).

         Exhibit 2 Offer to Purchase dated as of March 4, 2008 (incorporated herein by reference to Exhibit
                             (a)(1)(A) to the Schedule TO filed by Pfizer Inc. with the Securities and Exchange Commission on March 4, 2008, as amended).

         Exhibit 3 Form of Letter of Transmittal dated as of March 4, 2008 (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Pfizer Inc. with the Securities and Exchange Commission on March 4, 2008, as amended).

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 11, 2008

                                   PFIZER INC.


                                 By:  /s/ David Reid
                                      -------------------------------
                                 Name:    David Reid
                                 Title:   Assistant Secretary


                                 EXPLORER ACQUISITION CORP.


                                 By:  /s/ Lawrence Miller
                                      -------------------------------
                                 Name:    Lawrence R. Miller
                                 Title:   Vice President

                                   SCHEDULE I
             DIRECTORS AND EXECUTIVE OFFICERS OF EXPLORER AND PFIZER


1.   DIRECTORS AND EXECUTIVE OFFICERS OF EXPLORER.

      The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Explorer are set forth below. The business address and phone number of each such director and executive officer is c/o Pfizer Inc., 235 East 42nd Street, New York, New York 10017,
(212) 733-2323. Unless otherwise noted, all directors and executive officers listed below are citizens of the United States.


NAME AND POSITION               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

David Reid                      Senior Vice President and Managing Director,
Director                        Pfizer Inc.'s Legal Division.  Mr. Reid has
                                lead the Licensing, Mergers and Acquisitions and Antitrust Center of Excellence in Pfizer's
                                Legal Division since 2003 and oversees a number of other functions. Mr. Reid is currently serving as Pfizer's Interim General Counsel.
                                Prior to joining Pfizer in 1997, he was a partner at the law firm of Allen & Overy.

Douglas E. Giordano             Vice President, Worldwide Business Development,
President                       Pfizer Inc. since April 2007; Vice President,
                                US Planning and Business Development, Pfizer
                                Inc., July 2005-March 2007; Senior
                                Director/Team Leader, US Planning and Business
                                Development, Pfizer Inc., January 2003-June
                                2005; Director/Team Leader, US Planning and
                                Business Development, Pfizer Inc., January
                                2000-December 2002.

Lawrence R. Miller              Assistant General Counsel, Licensing and
Director                        Business Development, Pfizer Inc., since June
Vice President                  2006; Vice President and General Counsel, Enzon
                                Pharmaceuticals, Inc., July 2005- May 2006;
                                Senior Corporate Counsel, Pfizer Inc., November
                                2002-July 2005; Corporate Counsel, Pfizer Inc.,
                                October 2000-November 2002.

Joanne Smith-Farrell            Senior Director, Business Development, Pfizer
Vice President                  Inc. since September 2007; Senior Vice
                                President, Business Development and Licensing,
                                Gene Logic Inc., February 2007-August 2007;
                                Vice President, Corporate Development and
                                Strategy, Gene Logic Inc., December
                                2004-February 2007; Senior Director, Strategic
                                Marketing, Gene Logic Inc., November
                                2003-December 2004; President and CEO, emGene,
                                Inc., August 2001-November 2003.

Susan Glimcher                  Tax Counsel, Pfizer Inc., since October 2001.
Vice President

NAME AND POSITION               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Susan Grant                     Senior Manager-Corporate Governance, Pfizer
Secretary                       Inc. since April 2006.  Assistant Secretary of
                                Pfizer since April 2003. Employed by Pfizer since June 2000 in various positions of increasing responsibility within the Corporate
                                Governance group.

Kathleen R. O'Connell           Director, International Treasury, Pfizer Inc
Vice President                  since 1995; Director, Cash Management, Pfizer
Treasurer                       Inc 1993-1995; Manager & Senior Manager,
                                International Treasury, Pfizer Inc. 1988-1993;
                                Senior Auditor, Pfizer Inc, 1986-1988.



2.   DIRECTORS AND EXECUTIVE OFFICERS OF PFIZER

      The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Pfizer are set forth below. The business address and phone number of each such director and executive officer is Pfizer Inc., 235 East 42nd Street, New York, New York 10017, (212) 733-2323. All directors and executive officers listed below are citizens of the United States.

NAME AND POSITION               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                EMPLOYMENT HISTORY

Dennis A. Ausiello, M.D.        The Jackson Professor of Clinical Medicine at
Director                        Harvard Medical School and Chief of Medicine at
                                Massachusetts General Hospital since 1996.
                                President of the Association of American
                                Physicians since 2006. Member of the Institute of Medicine of the National Academy of Sciences and a Fellow of the American Academy of Arts and Sciences. Director of MicroCHIPS (drug delivery technology) and Advisor to the Chairman of the Board of TIAX (formerly Arthur
                                D. Little).  A Director of Pfizer Inc. since
                                December 2006.

Michael S. Brown, M.D.          Distinguished Chair in Biomedical Sciences from
Director                        1989 and Regental Professor from 1985 at the
                                University of Texas Southwestern Medical Center at Dallas. Co-recipient of the Nobel Prize in Physiology or Medicine in 1985 and the National
                                Medal of Science in 1988. Member of the National Academy of Sciences, the Institute of
                                Medicine and Foreign Member of the Royal
                                Society (London).  Director of Regeneron
                                Pharmaceuticals, Inc.  A Director of Pfizer
                                Inc. since 1996.

NAME AND POSITION               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                EMPLOYMENT HISTORY

M. Anthony Burns                Chairman Emeritus since May 2002, Chairman of
Director                        the Board from May 1985 to May 2002, Chief
                                Executive Officer from January 1983 to November
                                2000, and President from December 1979 to June
                                1999 of Ryder System, Inc., a provider of transportation and logistics services. Director of The Black & Decker Corporation, J.C. Penney
                                Company, Inc. and J.P. Morgan Chase & Co.
                                Trustee of the University of Miami. A director of Pfizer Inc. since 1988.

Robert N. Burt                  Retired Chairman and Chief Executive Officer of
Director                        FMC Corporation, a company that manufactures
                                chemicals and FMC Technologies, Inc., a company that manufactures machinery. Mr. Burt was Chairman of the Board of FMC Corporation from 1991 to December 2001, its Chief Executive
                                Officer from 1991 to August 2001 and a member of its Board of Directors since 1989. He was Chairman of the Board of FMC Technologies,
                                Inc., from June 2001 to December 2001 and its
                                Chief Executive Officer from June 2001 to
                                August 2001.  Director of Phelps Dodge
                                Corporation and Janus Capital Group, Inc. Life
                                Trustee of the Rehabilitation Institute of Chicago and Chicago Symphony Orchestra, and
                                Director of the Chicago Public Education Fund.
                                A director of Pfizer Inc. since June 2000.

W. Don Cornwell                 Chairman of the Board and Chief Executive
Director                        Officer since 1988 of Granite Broadcasting
                                Corporation, a group broadcasting company.
                                Director of Avon Products, Inc. and CVS
                                Corporation. Also a Director of Wallace-Reader's
                                Digest Funds and the Telecommunications
                                Development Fund. Trustee of Big
                                Brothers/Sisters of New York and Mt. Sinai
                                University Medical Center. A director of Pfizer
                                Inc. since February 1997.

William H. Gray III             President and Chief Executive Officer of The
Director                        College Fund/UNCF, an educational assistance
                                organization, since 1991. Mr. Gray served as a Congressman from the Second District of Pennsylvania from 1979 to 1991, and at various times during his tenure, served as Budget
                                Committee Chair and House Majority Whip.
                                Director of Dell Computer Corporation,
                                Electronic Data Systems Corporation,
                                J.P. Morgan Chase & Co., Prudential Financial,
                                Inc., Rockwell Automation Inc., Viacom Inc. and
                                Visteon Corporation.  A director of Pfizer Inc.
                                since June 2000.

NAME AND POSITION               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                EMPLOYMENT HISTORY

Constance J. Horner             Guest Scholar since 1993 at The Brookings
Director                        Institution, an organization devoted to
                                nonpartisan research, education and publication in economics, government and foreign policy and the social sciences. Commissioner of the U.S.
                                Commission on Civil Rights from 1993 to 1998.
                                Served at the White House as Assistant to President George H.W. Bush and as Director of
                                Presidential Personnel from August 1991 to
                                January 1993.  Deputy Secretary, U.S.
                                Department of Health and Human Services from
                                1989 to 1991.  Director of the U.S. Office of
                                Personnel Management from 1985 to 1989.
                                Director of Ingersoll-Rand Company Limited and
                                Prudential Financial, Inc.; Fellow, National
                                Academy of Public Administration; Trustee,
                                Annie E. Casey Foundation; Director of National
                                Association of Corporate Directors, Member of the Board of Trustees of the Prudential
                                Foundation, Member, U.S. Department of Defense
                                Advisory Committee on Women in the Services. A director of Pfizer Inc. since 1993.

William R. Howell               Chairman Emeritus of J.C. Penney Company, Inc.,
Director                        a provider of consumer merchandise and services
                                through department stores, catalog departments and the Internet, since 1997. Chairman of the Board and Chief Executive Officer of J.C.
                                Penney Company, Inc. from 1983 to 1997.
                                Director of American Electric Power Company,
                                Deutsche Bank Trust Company Americas,
                                ExxonMobil Corporation, Halliburton Company,
                                The Williams Companies, Inc. and Viseon, Inc.
                                A director of Pfizer Inc. since June 2000.

Suzanne Nora Johnson            Retired Vice Chairman, Goldman Sachs Group,
Director                        Inc., since January 2007.  During her 21 year
                                tenure with Goldman Sachs, Mrs. Johnson served in various leadership roles, including Head of the firm's Global Healthcare Business, Head of
                                Global Research and Chair of the Global Markets
                                Institute. Director of Intuit and VISA. Board member of the American Red Cross, Brookings
                                Institution, the Carnegie Institution of
                                Washington and the University of Southern
                                California.  A Director of Pfizer Inc. since
                                September 2007.

NAME AND POSITION               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                EMPLOYMENT HISTORY

James M. Kilts                  Founding Partner, Centerview Partners
Director                        Management, LLC, a financial advisory firm,
                                since 2006.  Vice Chairman, The Procter &
                                Gamble Company, 2005-2006.  Chairman and Chief
                                Executive Officer, The Gillette Company,
                                2001-2005 and President, The Gillette Company,
                                2003-2005.  President and Chief Executive
                                Officer, Nabisco Group Holdings Corporation,
                                January 1998 until it's acquisition by Philip
                                Morris Companies, now Altria, in December
                                1999.  Director of The New York Times Company,
                                Metropolitan Life Insurance Company and
                                Meadwestvaco Corporation.  Trustee of Knox
                                College and the University of Chicago, and a member of the Board of Overseers of Weill
                                Cornell Medical College.  A Director of Pfizer
                                Inc. since September 2007 and a member of our Compensation Committee.

George A. Lorch                 Chairman Emeritus of Armstrong Holdings, Inc.,
Director                        a global company that manufactures flooring and
                                ceiling materials, since August 2000. Chairman and Chief Executive Officer of Armstrong
                                Holdings, Inc. from May 2000 to August 2000, and its President and Chief Executive Officer from September 1993 to May 1994. Chairman of
                                Armstrong World Industries, Inc. from May 1994 to May 2000, its President and Chief Executive
                                Officer from September 1993 to May 2000, and a
                                Director from 1988 to November 2000.  On
                                December 6, 2000, Armstrong World Industries
                                Inc. filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code.
                                Director of Autoliv, Inc., Household
                                International, Inc. and The Williams
                                Companies.  A director of Pfizer Inc. since
                                June 2000.

NAME AND POSITION               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                EMPLOYMENT HISTORY

Dana G. Mead                    Chairman of Massachusetts Institute of
Director                        Technology since July 1, 2003.  Retired
                                Chairman and Chief Executive Officer of
                                Tenneco, Inc. Chairman and Chief Executive
                                Officer of Tenneco, Inc. from 1994 to 1999.
                                Chairman of two of the successor companies of the Tenneco conglomerate, Tenneco Automotive
                                Inc. and Pactiv Corporation, global
                                manufacturing companies with operations in automotive parts and packaging, from November
                                1999 to March 2000.  Director of Zurich
                                Financial Services. Chairman of the Board of the Ron Brown Award for Corporate Leadership.
                                Chairman of the Massachusetts Institute of Technology Corporation and a Lifetime Trustee of the Association of Graduates, U.S. Military
                                Academy, West Point.  Former Chairman of the
                                Business Roundtable and of the National
                                Association of Manufacturers. A director of Pfizer Inc. since 1998.

William C. Steere, Jr.          Chairman Emeritus of Pfizer Inc. since July
Director                        2001.  Chairman of Pfizer's Board from 1992 to
                                April 2001 and Pfizer's Chief Executive Officer from February 1991 to December 2000. Director of Dow Jones & Company, Inc., Health Management
                                Associates, Inc., MetLife, Inc. and Minerals
                                Technologies Inc.  Director of the New York
                                University Medical Center and the New York
                                Botanical Garden.  Member of the Board of
                                Overseers of Memorial Sloan-Kettering Cancer
                                Center.  A director of Pfizer Inc. since 1987.

Jeffrey B. Kindler              Chairman of the Board and Chief Executive
Chief Executive Officer and     Officer of Pfizer Inc. since 2006.  Mr. Kindler
Chairman                        was previously Senior Vice President and
                                General Counsel of Pfizer Inc. from January 2002 to 2006. Prior to joining Pfizer, Mr. Kindler served as Chairman of Boston Market Corporation, a food service company owned by McDonald's
                                Corporation, from 2000 to 2001, and President of Partner Brands, also owned by McDonald's, during 2001. He was Executive Vice President, Corporate
                                Relations and General Counsel of McDonald's
                                Corporation from 1997 to 2001, and from 1996 to 1997 served as that company's Senior Vice
                                President and General Counsel. Mr. Kindler was elected to the Board of Directors and appointed
                                Chairman of the Executive Committee effective
                                July 31, 2006.

NAME AND POSITION               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                EMPLOYMENT HISTORY

Frank A. D'Amelio               Senior Vice President and Chief Financial
Senior Vice President and       Officer of Pfizer Inc. since September 2007.
Chief Financial Officer         Mr. D'Amelio served as Chief Administrative
                                Officer and Senior Executive Vice President
                                Integration of Alcatel-Lucent since December
                                2006; Chief Operating Officer of Lucent
                                Technologies from January 2006 through November
                                2006; and Executive Vice President,
                                Administration, and Chief Financial Officer of
                                Lucent Technologies from May 2001 until January
                                2006. Mr. D'Amelio began his career in 1979 at Bell Labs, where he held a variety of financial, accounting and general management positions.

Ian C. Read                     Senior Vice President; President, Worldwide
Senior Vice President;          Pharmaceutical Operations, since August 2006.
President,                      Mr. Read has held various positions of
Worldwide Pharmaceutical        increasing responsibility in pharmaceutical
Operations                      operations.  He previously served as Area
                                President, Europe, Canada, Africa and Middle
                                East, Senior Vice President of the Pfizer
                                Pharmaceuticals Group, and Executive Vice
                                President of Europe and Canada. In July 2002 he was appointed President-Europe and Canada.
                                Mr. Read served as President of the Latin
                                American region and was elected a Vice
                                President of Pfizer Inc. in April 2001.  Mr.
                                Read, a member of the Pfizer Executive
                                Leadership Team, joined Pfizer Inc. in 1978.

Richard H. Bagger               Senior Vice President, Worldwide Public Affairs
Senior Vice President,          and Policy, since August 2006. Since joining
Worldwide Public Affairs and    Pfizer in 1993, Mr. Bagger has held various
Policy                          positions of increasing responsibility in
                                Pfizer's Corporate Affairs Division. He was promoted to Vice President, Government Relations in 2002 and to Senior Vice President, Government
                                Relations in 2003. He assumed additional responsibility for Public Affairs and Policy in 2005. Prior to joining Pfizer, he was Assistant
                                General Counsel of Blue Cross and Blue Shield of
                                New Jersey and previously practiced law with the firm of McCarter and English. Mr. Bagger also served in both houses of the New Jersey legislature.




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


NAME AND POSITION               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                EMPLOYMENT HISTORY

Joseph M. Feczko                Senior Vice President and Chief Medical Officer
Senior Vice President and       of Pfizer Inc. since August 2006.  Dr. Feczko
Chief Medical Officer           has held various positions of increasing
                                responsibility in research and development and medical and regulatory operations. After four years as Medical Director at Glaxo's Research &
                                Development headquarters in London, Dr. Feczko returned to Pfizer in 1996 and was promoted to the position as Senior Vice President, Medical and Regulatory Operations for Global
                                Pharmaceuticals.  He became Chief Medical
                                Officer in 2002.  Dr. Feczko, who is
                                board-certified in Internal Medicine and a specialist in infectious diseases, originally joined Pfizer in 1982.

Martin Mackay                   Senior Vice President; President of Pfizer
Senior Vice President;          Global Research & Development since October
President, Pfizer Global        2007. Early in 2007, he was named Vice
Research & Development          President, Pfizer Global Research &
                                Development, Head of Worldwide Development. In
                                2003, he held the position of Senior Vice
                                President, Head of Worldwide Research and
                                Technology. In 1999, he was the Senior Vice
                                President, Head of Worldwide Discovery. In
                                1998, he held the position of Vice President, UK Discovery and, in 1997, he was the Senior
                                Director, Head of Biology. Dr. Mackay joined
                                Pfizer in 1995.

Mary McLeod                     Senior Vice President of Pfizer's Worldwide
Senior Vice President,          Human Resources, since April 2007. Ms. McLeod
Worldwide Human Resources       served in this role on an interim basis from
                                January to April while she was a consultant at Korn Consulting Group. Prior to that, she led
                                Human Resources for Symbol Technologies from
                                2005 to 2007 and was the head of Human Resources for Charles Schwab, from 2001 to 2004. From 1999 to 2001, she was Vice President-Human Resources for Cisco Systems and prior to that, Vice
                                President of Human Resources for General
                                Electric Company from 1992 to 1997.

Natale S. Ricciardi             Senior Vice President; President, Pfizer Global
Senior Vice President;          Manufacturing since October 2004. He held a
President, Pfizer Global        number of positions of increasing
Manufacturing                   responsibility in manufacturing before being
                                named U.S. Area Vice President/Team Leader for
                                Pfizer Global Manufacturing in 1999.  Mr.
                                Ricciardi joined us in 1972. He is a Director of Mediacom Communications Corp.


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



NAME AND POSITION               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                EMPLOYMENT HISTORY

Sally Susman                    Senior Vice President - Worldwide
Senior Vice President -         Communications and Chief Communications Officer
Worldwide Communications, and   since February 2008. Prior to joining Pfizer,
Chief Communications Officer    Ms. Susman held senior level positions at The
                                Estee Lauder Companies, including Executive Vice
                                President from December 2004 to January 2008 and
                                Senior Vice President - Global Communications from September 2000 through November 2004.
                                Earlier in her career, Ms. Susman was
                                responsible for all of American Express
                                International's internal communications and governmental affairs and spent eight years in government service focused on international trade issues.





















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